Mail Stop 4561

September 25, 2006

By U.S. Mail and facsimile to (909) 798-1872.

Beth Sanders
Executive Vice President and Chief Financial Officer
1st Centennial Bancorp
218 East State Street
Redlands, CA 92373

> **Re: 1st Centennial Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 24, 2006**
> **File No. 000-29105**

Dear Ms. Sanders:

We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments. Please provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise to provide a description of the conduit loan sale income, including your revenue recognition policies for how and when you record a gain on the sale of the related loans.

Consolidated Financial Statements

Statement of Cash Flows, page 58

2. We note that you report a significant amount of gains from sales of loans in your Consolidated Income Statement. Given your history of significant loan sales, please tell us how you determined that these cash flows should be reported as a part of the net change in loans in the investing, rather than operating activities in your Statement of Cash Flows. Describe the nature of the loans sold and when you make the determination to classify the loans as held-for-sale, specifically, at or subsequent to origination. Refer to paragraph 9 of SFAS 102 and paragraph .08(a) of SOP 01-6.

Note 24. Subsequent Events, page 85

3. Please revise to disclose if you have restated prior period per share information to reflect the 50% stock dividend declared subsequent to December 31, 2005 as required by paragraph 54 of SFAS 128. If you have not restated prior period per share information, please tell the accounting guidance you relied upon in determining that retroactive restatement of per share information was not necessary.

* * * * *

Please revise your filing in response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments, indicates your intent to include the requested revisions in your filings and provides any requested supplemental information. Please file your response on EDGAR and provide us with your intended disclosures to be included in your filings. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3494 if you have questions.

Sincerely,

Kevin W. Vaughn
Branch Chief